SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6 – K / A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the date of May 25, 2006

YELL FINANCE B.V.

(Translation of Registrant’s Name Into English)

Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	Form 40-F
☒	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)

Yes	No
☐	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 -                  .

EXPLANATORY NOTE

Yell Finance B.V. is amending its Form 6-K filed on May 5, 2006, to correct an error in Exhibit 99.3, Notice of Redemption (the “Notice”) to holders of its 13½% Senior Discount Dollar Notes due 2001. Item #4 on page 1 of the Notice is amended as follows:

Before amendment:

•                  “The Redemption Price in respect of the Securities per US$1,000 of Securities held will be US$1,130.78.”

After amendment:

•                  “The Redemption Price in respect of the Securities per US$1,000 of Securities held will be US$1,057.88.”

The change described above is included in the “Notice of Correction to Notice of Redemption dated 2nd May 2006 – 13½% Senior Discount Dollar Notes,” dated 17th May 2006, and is being filed herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit no.	Description

99.1	Notice of Correction to Notice of Redemption dated 2nd May 2006 – 13½% Senior Discount Dollar Notes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2006

YELL FINANCE B.V.
(Registrant)

By:	/s/ John Davis
Name:	John Davis
Title:	Chief Financial Officer